Exhibit 99.3

Ferrari announces CEO succession

Maranello (Italy), 2 May 2016 - Ferrari N.V. (“Ferrari” or “Company”) (NYSE/MTA: RACE) announces the retirement of its Chief Executive Officer, Mr. Amedeo Felisa, after 26 years of dedicated service. Mr. Sergio Marchionne will assume those responsibilities while retaining his current role as Chairman of the Company. Mr. Felisa will continue to serve on the Board of Directors of Ferrari with a specific mandate as technical advisor to the Company.

Sergio Marchionne had this to say: “I have known Amedeo for more than a decade and I have had the opportunity to work with him closely for the last two years. He is beyond any doubt one of the best automotive engineers in the world. During the last 26 years, he has worked tirelessly to fuel and guide Ferrari’s technical development, producing an array of cars which have set the standard for both performance and styling.”

The Board of Directors wants to officially express its gratitude to Amedeo for his contributions and is delighted to be able to count on his services as technical advisor to the leadership team going forward.

These executive changes are effective immediately.

For further information:
tel.: +39 0536 949337
Email: media@ferrari.com
www.ferrari.com

Ferrari N.V.
Amsterdam, the Netherlands
Registered Office:
Via Abetone Inferiore N.4,
I -41053 Maranello, (MO) Italy
Dutch trade register number: 64060977